FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16

of the Securities Exchange Act of 1934

For the Month of June 2023

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street

Daniv Park, Kiryat Arye, Petah Tikva, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated June 15, 2023, announcing that Gilat Satellite Networks reports the Resolutions adopted at Annual General Meeting of Shareholders.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated June 15, 2023	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

GILAT SATELLITE NETWORKS LTD.

Gilat House

21 Yegia Kapayim St.

Kiryat Arye

Petah Tikva 4913020, Israel

____________________

RESOLUTIONS ADOPTED AT THE REGISTRANT’S ANNUAL GENERAL MEETING

OF SHAREHOLDERS HELD ON JUNE 15, 2023

At the Annual General Meeting of Shareholders of Gilat Satellite Networks Ltd. (the “Company”) held at the Company’s offices at 21 Yegia Kapayim St., Petach Tikva, Israel, on Thursday, June 15th, 2023 (the “Meeting”), all proposed resolutions were adopted, as follows:

1.	to re-elect four members of the Board of Directors and elect one new member of the Board of Directors to serve until the Company’s next annual general meeting of shareholders and until their successors have been duly elected and qualified;
2.	to re-elect Mr. Elyezer Shkedy to serve as an external director for an additional three-year term;
3.	subject to their election pursuant to Items No. 1 or 2, to approve a grant of options to Ms. Dafna Sharir, Mr. Aylon (Lonny) Rafaeli, Mr. Elyezer Shkedy and Mr. Amir Ofek, as described in the Proxy Statement;
4.	subject to his election pursuant to Item No. 1, to approve the terms of service and compensation of Mr. Amiram Boehm, the Chairman of the Board of Directors of the Company, as described in the Proxy Statement;
5.	to approve a separation grant and a special bonus to Mr. Isaac Angel, the retiring Chairman of the Board of Directors;
6.	to approve a grant of options to Mr. Adi Sfadia, the Company’s Chief Executive Officer;
7.	to amend the Company’s Compensation Policy for Executive Officers and Directors as described in the Proxy Statement; and
8.	to ratify and approve the reappointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2023, and for such additional period until the next annual general meeting of shareholders.